VIA EDGAR

November 2, 2006

Ms. Mary Mast

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 6010

Washington, DC 20549-6010

RE:	Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 30, 2006

Form 10-Q for the quarter ended June 30, 2006

File No. 0-50573

Dear Ms. Mast,

This letter is being transmitted supplementally in response to comments (the “Comments”) received from the staff of the Securities and Exchange Commission (the “Commission”), by facsimile dated October 10, 2006 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed by us with the Commission on March 30, 2006 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed by us with the Commission on August 10, 2006.

We are writing in response to your voicemail to Patrick Broderick on October 31, 2006. We would like to provide you with a materiality analysis, following Staff Accounting Bulletin 99 (“SAB 99”) guidance, of the change in computation of loss per share for 2003 and 2004 that was communicated via facsimile and Edgar in a response to the Staff’s second comment on October 23, 2006. The text of the Staff’s second comment and of our response communicated on October 23, 2006 is incorporated into this response letter for convenience.

Financial Statements, page 52

Note 8. Capital Structure, page 71

Common Stock, page 71

2.	In your statements of stockholders’ equity, revise the number of shares in balances and transactions before the merger to reflect the equivalent number of shares issued in the merger similar to a stock split so that shares issued for all periods presented are on the same basis. In your revised stockholders’ equity section, include a line item reflecting the equivalent number of shares issued by AlgoRx, the accounting acquirer, to acquire Anesiva, the legal accounting acquirer. This number of shares would appear to be the number of shares issued and outstanding by Anesiva just prior to the merger. Finally, revise your earnings per share amounts for 2003 and 2004 based on the revised equivalent shares in the revised statements of stockholders’ equity.

We respectfully advise the Staff that we are aware that in the case of a reverse acquisition the financial statement requirements of Rules 3-01 and 3-02 will apply to the financial statements of the accounting acquirer (which is AlgoRx in this transaction). That is, the comparative historical financial statements following a reverse acquisition should be those of AlgoRx, with appropriate footnote disclosure concerning the change in capital structure, because the acquiree is treated as the continuing reporting entity. In a typical reverse merger, the historical stockholders’ equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock by an entry in paid in capital.

We do not believe that the Anesiva/AlgoRx transaction is a typical reverse merger. A unique feature of the Anesiva/AlgoRx transaction was that all of the common stock of AlgoRx was cancelled at the merger date. All of the Anesiva common shares issued in the merger were allocated to the AlgoRx preferred stock stockholders based on the liquidation preferences of each of the three series of preferred stock (Series A, B and C), and consequently, there were no shares left to allocate to the AlgoRx common stockholders. The AlgoRx preferred stock was classified outside of equity prior to the transaction.

After consideration of the Staff’s comment and our discussion with the Staff on October 19, 2006, we believe calculating the conversion of the AlgoRx common shares in the Statement of Stockholders’ Equity and in the weighted-average share outstanding, (“WASO”) prior to the acquisition using a synthetic conversion ratio determined by the preferred stock conversion into the acquiring company’s common stock and the applicable derived exchange ratio for the Anesiva common stock issued at the merger on December 15, 2005, is the preferable method to account for the historical equity of the combined companies. The common stock of the acquirer will then be presented (post synthetic conversion ratio) retroactively as of the beginning of the first period presented, and for each period thereafter. The ratio is synthetic because the preferred stock was not converted into common shares; they were exchanged into shares of Anesiva common stock based on their respective liquidation rights. We will then further disclose in the Statement of Stockholders’ Equity the cancellation of the AlgoRx common stock, the conversion of preferred stock, and the issuance of the Anesiva common stock in the transaction as of December 15, 2005. The common shares of the acquirer (post synthetic conversion ratio) will then be used in the WASO calculation in determining LPS for all periods presented. The preferred stock of AlgoRx had the following conversion ratios (into its own common stock):

Series A	1:0.144
Series B	1:0.17
Series C	1:0.10

As of December 15, 2005 there were approximately 130.5 million shares of preferred stock which would convert to 14.3 million shares of AlgoRx using the above conversion ratios. These shares of common stock are then assumed to have converted to the Anesiva common stock. The calculated synthetic conversion ratio of the Anesiva common stock to the converted AlgoRx common stock is .9144 to 1. The holders of the preferred stock received approximately 13.0 million shares of Anesiva common stock, or .9144 shares for every 1 share of AlgoRx stock they were entitled to.

Using the calculated preferred to common synthetic conversion ratio described above, the 1.2 million shares of AlgoRx stock that were outstanding in 2005 (just prior to the merger) would be subject to a .9144 conversion ratio. This will reduce the number of AlgoRx common stock outstanding immediately prior to the transaction from 1.2 million common shares currently shown in the Statement of Stockholders’ Equity to approximately 1.1 million shares. This conversion ratio would be applied retroactively to all AlgoRx common stock for all periods presented. The resulting change in our LPS for the year ended December 31, 2005, is less than 4.88% from the amounts currently shown in our Statement of Operations currently on file. We have attached modified Statement of Operations and Statement of Stockholders’ Equity for the year ended December 31, 2005, which reflect the above changes for your review. We have also attached these statements as they were originally filed for comparison. We respectfully submit that this change does not represent a material change in our LPS and therefore we should not file an amended Form 10-K to reflect this change.

SAB 99 Analysis:

We have reviewed from SAB 99 guidance on materiality and we understand that the “omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item” as stated in Paragraph 1, Assessing Materiality of SAB 99. Based on both quantitative and qualitative analyses, we have concluded that a change to the synthetic conversion ratio used to calculate LPS would not have changed the judgment of a person relying on the financial information provided in our Form 10-K filed on March 30, 2006 and the Forms 10-Q filed subsequently.

Quantitative analysis:

•	We note that the losses per share reported in our Form 10-K for the period from March 6, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002, 2003 and 2004 are 8.5% less as currently disclosed than the amounts calculated using the synthetic ratio described above to calculate LPS (see attachment A). The change is less than 10% for all periods previously presented in our financial statements.

•	We have noted that none of the net losses, nor any income or expense line items, or cash flow would change if we were to use a synthetic ratio to calculate LPS. Further it has been our consistent experience with current investors during conference calls, or one-on-one meetings, that no investor believes our LPS during pre-merger years is relevant to the current results of operations or their decision to invest in Anesiva.

•	We note that the year over year percentage change in LPS currently presented in the Form 10-K is identical to the year over year percentage change in LPS using the synthetic ratio method. Therefore, the trend in LPS as currently presented in our filing is not misleading (see attachment A).

We conclude from this quantitative analysis that the quantitative information presented in our Form 10-K and in the subsequent Forms 10-Q is not materially different than the quantitative information we would present if we use the synthetic ratio approach to compute LPS.

Qualitative analysis:

•	We respectfully submit that during the period from March 6, 2001 through December 15, 2005, the date of the merger, AlgoRx was a closely held, venture backed, private company. The majority holders of the venture preferred stock were intimately involved in the operations of the company as board members of AlgoRx in the years pre-dating the merger. These majority holders voted on the merger with Anesiva and most are still the largest shareholders of Anesiva, and sit on Anesiva’s board today. To restate LPS for each year or quarter in the pre-merger period would not provide useful or meaningful information to this group of shareholders, nor to current shareholders.

•	The common stockholders of AlgoRx Pharmaceuticals are aware that they did not receive any shares of common stock of Anesiva in the merger due to the liquidation preferences of AlgoRx preferred stock. This was disclosed in Footnote 1 of our financial statements presented in Form 10-K. The preferred stockholders were the only stockholders of AlgoRx that remained stockholders of Anesiva after the completion of our merger with AlgoRx. We do not believe that restating the financial statements using the synthetic ratio method to calculate LPS would provide useful information to the former common stockholders of AlgoRx, nor to the current shareholders of Anesiva.

•	We believe that both investor groups voted on the proposal for merger based on the historical financial information of AlgoRx and Corgentech presented in our Form S-4 filed on November 14, 2005 and that restating the historical information of AlgoRx has no effect on the past judgments of AlgoRx or Corgentech investors, which were based on accurate historical information.

We conclude from this qualitative analysis that the information provided in our Form 10-K and the subsequent Forms 10-Q are qualitatively the same.

Anesiva, Inc. (“Anesiva”) further acknowledges that:

•	Anesiva is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Anesiva may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 246-6911 if you have any questions or would like any additional information regarding this matter. We respectfully request any questions or comments from you at your earliest convenience.

Sincerely,

/s/ Patrick Broderick

Patrick Broderick

General Counsel

cc:	John P. McLaughlin, Anesiva, Inc.

Richard P. Powers, Anesiva, Inc.

Jean-Frederic Viret, Anesiva, Inc.

Matthew Hemington, Cooley Godward Kronish LLP

Attachment A:

	Period from March 6, 2001 (Inception) to December 31, 2001	Years Ended December 31,				Period from March 6, 2001 (Inception) to December 31, 2005
		2002	2003	2004	2005
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Contract revenue	$—	$149	$100	$—	$—	$249
Operating expenses:
Research and development	365	11,745	12,191	17,169	19,294	60,764
General and administrative	1,096	3,076	3,477	6,468	17,234	31,351
Acquired in-process research and development.	—	5,716	—	—	—	5,716

Total operating expenses	1,461	20,537	15,668	23,637	36,528	97,831

Loss from operations	(1,461)	(20,388)	(15,568)	(23,637)	(36,528)	(97,582)
Gain (loss) on sale of assets	—	(36)	103	—	22	89
Interest and other income	47	237	86	628	1,263	2,261
Interest and other expense	(2)	(4)	(107)	(24)	—	(137)

Net loss before extraordinary gain	(1,416)	(20,191)	(15,486)	(23,033)	(35,243)	(95,369)
Extraordinary gain	—	—	—	—	1,725	1,725

Net loss	(1,416)	(20,191)	(15,486)	(23,033)	(33,518)	(93,644)

Net loss attributable to common stockholders	$(1,416)	$(20,191)	$(15,486)	$(23,033)	$(33,518)	$(93,644)

Basic and diluted net loss attributable to common stockholders	$(79.27)	$(110.36)	$(59.75)	$(27.68)	$(16.89)

Shares used in computing basic and diluted net loss attributable to common stockholders	17,866	182,949	259,182	832,024	1,984,951
Year over year LPS change		39%	-46%	-54%	-39%

Revised:

Basic and diluted net loss attributable to common stockholders	$(86.68)	$(120.70)	$(65.34)	$(30.28)	$(17.71)

Shares used in computing basic and diluted net loss attributable to common stockholders	16,336	167,286	236,992	760,791	1,892,507

Percent effect of change in WASO calculation on LPS	-8.5%	-8.6%	-8.6%	-8.6%	-4.6%

Year over year LPS change		39%	-46%	-54%	-42%

Change of year over year LPS		0%	0%	0%	-3%